Exhibit 99.15

VOTING AGREEMENT

This Voting Agreement (this "Agreement") is entered into by and between Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG (the "Parties").

Recitals

WHEREAS, the Parties beneficially own ordinary shares of SCHMID Group N.V., a Dutch company listed on The Nasdaq Stock Market ("Nasdaq");

WHEREAS, the Parties together beneficially own more than 50% of the voting power of the Company; and

WHEREAS, the Shareholders wish to memorialize their agreement to act as a "group" within the meaning of Section 13(d)(3) of the Securities Exchange

Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5 thereunder, and to qualify the Company as a "controlled company" within the meaning of Nasdaq Listing Rule 5615(c).

NOW, THEREFORE, the Shareholders agree as follows:

1. Agreement to Vote Together. At every meeting of the shareholders of the Company, however called, and in every action by written consent of the shareholders of the Company, each Party shall vote (or cause to be voted) all Shares beneficially owned by such Party in accordance with the joint determination prior to the applicable vote. The Shareholders shall consult in good faith with respect to each matter submitted for a vote of the Company's shareholders, including the election of directors.

2. Group Status; Controlled Company Status. The Parties acknowledge and agree that:

(a) by reason of this Agreement, they constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, and shall cooperate in good faith with respect to any joint filings required under Section 13(d) of the Exchange Act, including a Schedule 13D and any amendments thereto; and

(b) as a result of their combined beneficial ownership and this Agreement, the Company qualifies as a "controlled company" within the meaning of Nasdaq Listing Rule 5615(c), and the Shareholders shall cooperate with the Company in connection with any disclosures or filings necessary to evidence such status.

3. Term. This Agreement shall commence on the date hereof and continue until the earliest of: (a)) the written notice of one of the Parties to terminate this agreement, or (b) the date on which the Parties cease, in the aggregate, to beneficially own more than 50% of the voting power of the Company.

4. Miscellaneous. This Agreement: (a) shall be governed by the laws of Germany, without regard to its conflicts of laws principles; (b) constitutes the entire agreement of the Parties with respect to the subject matter hereof; (c) may be amended only by a writing signed by the Parties; and (d) may be executed in counterparts, including by electronic signature.

IN WITNESS WHEREOF, the Shareholders have executed this Agreement as of the date first written above.

Dated: May 18, 2026

Anette Schmid

By:
	Name:	Anette Schmid
	Title:	Director

Christian Schmid

By:
	Name:	Christian Schmid
	Title:	Chief Executive Officer & Director

Schmid Aequitas GmbH & Co. KG

By:
Name:	Anette Schmid
Title:	Authorized Representative

C. Schmid Beteiligung GmbH & Co. KG

By:
Name:	Christian Schmid
Title:	Authorized Representative